File No. 70-10236

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID TRANSCO PLC

In accordance with the order of the Securities and Exchange Commission ("Commission") dated September 30, 2004, Holding Company Act Release No. 27898 (the "September 2004 Order"), National Grid Transco plc ("National Grid Transco"), hereby submits its report for the period April 1, 2004 to September 30, 2004 (the "reporting period")[1]. Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the September 2004 Order, for example:

"Authorization Period" shall mean October 1, 2004 through September 30, 2007

"Intermediate Companies" shall mean all holding companies in the chain of ownership of National Grid USA that are direct or indirect subsidiaries of National Grid Transco including National Grid (US) Holdings Limited, National Grid (US) Investments 4, National Grid (US) Partner 1 Limited, National Grid (US) Partner 2 Limited, National Grid General Partnership, National Grid Holdings Inc. and any new companies in the chain of ownership as the structure may be revised from time to time.

"Utility Subsidiary" shall mean all National Grid USA public utility subsidiary companies (i.e, Niagara Mohawk Power Corporation, Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, Nantucket Electric Company, New England Power Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, and New England Hydro-Transmission Electric Co. Inc.).

"National Grid USA Group" shall mean National Grid USA and its direct and indirect subsidiaries

In this report a conversion ratio of 1 GBP to 1.80 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

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Reporting Requirement No. 1: The sales of common stock, preferred securities or equity-linked securities by National Grid Transco and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, preferred securities or equity-linked securities).

Response:

There were no sales of common stock, preferred securities or equity-linked securities by National Grid Transco during the reporting period except under stock based plans as reported in Reporting Requirement No. 2. As the Authorization Period had not commenced as of the end of the reporting period, no issuances are reported for the Authorization Period.

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Reporting Requirement No. 2: The total number of shares of National Grid Transco common stock issued or issuable under options granted during the reporting period under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted, together with the number of shares issued or issuable during the Authorization Period.
Response:

Shares of common stock issued by National Grid Transco during the reporting period:

Date	No. of National Grid Transco Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
4/19/04	189,586	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 434.75p per share.	601,749	1,083,148
5/04/04	84,214	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 431p per share.	266,705	480,069
6/04/04	82,840	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 426p per share.	263,500	474,300
6/16/04	14,628	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 431.25p per share.	46,327	83,389
7/05/04	112,977	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 426p per share.	361,726	651,107
7/19/04	150,992	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 435.75p per share.	491,192	884,146
8/02/04	13,637	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 435p per share.	43,272	77,890
8/16/04	20,357	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 447.25p per share.	64,772	116,590
9/01/04	97,738	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 472p per share.	307,505	553,509
9/06/04	2,313	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 344p or 314.5p per share. Closing mid-market price- 464.75p per share.	7,413	13,343
9/20/04	62,374	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 464.75p per share.	200,632	361,138
Total	831,656			2,654,793	4,778,627

Shares of common stock issuable by National Grid Transco during the reporting period:

During the reporting period options were granted over 197,997 American Depository Shares and over 2,597,848 ordinary shares respectively at an exercise price ranging from nil to £1. The maturity dates of these options are between May 2007 and June 2008.

Shares of common stock issued by National Grid Transco during the Authorization Period:

Not applicable for this report since reporting period ended before commencement of the Authorization Period.

Shares of common stock issuable by National Grid Transco during the Authorization Period:

During the reporting period options were granted over 197,997 American Depository Shares and over 2,597,848 ordinary shares respectively at an exercise price ranging from nil to £1. The maturity dates of these options are between May 2007 and June 2008.

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Reporting Requirement No. 3: If National Grid Transco common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

Response:

During the reporting period no National Grid Transco common stock has been transferred to a seller of securities of a company being acquired.

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Reporting Requirement No. 4: The amount of guarantees issued during the reporting period by National Grid Transco, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

National Grid Transco has jointly and severally with Transco plc guaranteed British Transco Finance Inc.'s 6.625% $300 million bonds due 2018, originally issued in 1998. The proceeds of the issue were lent to Transco plc and are used for working capital and other general corporate purposes. The guarantee applies so long as Transco plc and British Transco Finance Inc remain wholly owned subsidiaries of National Grid Transco.

National Grid Transco has guaranteed a £300 million stock loan provided by Merrill Lynch International to NGG Telecoms Holdings Ltd. The stock loan is no longer outstanding, although the guarantee still covers residual liabilities under the stock loan agreement and accompanying documentation that could materialize even after the end date of the stock loan itself. Principally these liabilities are likely to be tax related.

No new guarantees relating to ISDAs have been put in place during the reporting period.

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Reporting Requirement No. 5: The amount and terms of any National Grid Transco indebtedness issued during the reporting period which shall also separately show the amount of indebtedness issued during the Authorization Period.

Response:

National Grid Transco indebtedness issued during the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
07/04/04 [*]	National Grid Transco	Euribor + 20bps	EUR 500,000,000 Floating Rate Instruments due 2006	01/16/06	335,000,000	603,000,000
07/14/04 [*]	National Grid Transco	Euribor + 13bps	EUR 200,000,000 Floating Rate Instruments due 2005	07/28/05	132,920,000	239,256,000
07/30/04 [*]	National Grid Transco	0.15%	JPY 1500,000,000 Fixed Rate Instruments due 2005	08/10/05	7,391,711	13,305,081
Various [**]	National Grid Transco	1.10% - 1.80%	US Commercial Paper	1 day to 2 months	464,436,735	835,986,123
Total					835,986,123	1,691,547,204

[*] Instruments issued under the Euro 6,000,000,000 Euro Medium Term Note Program.

[**] There are various dates throughout the reporting period on which US Commercial Paper transactions take place. The table below shows the outstanding US Commercial Paper at the beginning and end of the reporting period, as well as, the maximum outstanding during the reporting period.

Outstanding US Commercial Paper as of April 1, 2004	Outstanding US Commercial Paper as of April 1, 2004	Maximum outstanding US Commercial Paper during the reporting period	Maximum outstanding US Commercial Paper during the reporting period	Outstanding US Commercial Paper as of September 30, 2004	Outstanding US Commercial Paper as of September 30, 2004
Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD
348,237,026	626,826,646	464,436,735	835,986,123	464,436,735	835,986,123

National Grid Transco indebtedness issued during the Authorization Period:

Not applicable for this report since the reporting period ended before commencement of the Authorization Period.

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Reporting Requirement No. 6: National Grid Transco's aggregate investment, as defined under Rule 53, in FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid Transco's consolidated retained earnings, a calculation of the amount remaining under the FUCO investment authorization, and a description of FUCO investments during the reporting period.

Response:

National Grid Transco has no investments in EWGs and its aggregate investment, as defined under Rule 53, in FUCOs as of the end of the reporting period is as follows:

A.
As of September 30, 2004, National Grid Transco's consolidated retained earnings calculated in accordance with US GAAP were GBP 2,700 million (USD 4,860 million) - excluding Other Comprehensive loss (OCL) of GBP (1,206 million) (USD (2,171 million). Retained earnings, combined with OCL were GBP 1,494 million (USD 2,689 million).

B.	National Grid Transco's aggregate investment, as defined in Rule 53, in FUCOs as of September 30, 2004 was GBP 10,635 million (USD 19,143 million).
C.
National Grid Transco's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 394% as of September 30, 2004. Under the September 2004 Order, National Grid Transco was authorized to invest up to USD 20.00 billion in FUCOs pending completion of the record. National Grid Transco had USD 0.86 billion of unused FUCO investment authority based on the aggregate investment as of the end of the reporting period. Under the September 2004 Order, upon completion of the record and release of reservation of jurisdiction by the Commission, it is expected that National Grid Transco would be authorized to invest up to an aggregate investment of USD 34.90 billion in FUCOs.

D.
The change in National Grid Transco's aggregate investment in FUCOs reflects movements in guarantees and intercompany loans together with the registration of National Grid Holdings One plc as a FUCO and the transfer of Lattice Group plc to National Grid Holdings One plc, which resulted in a step-up in basis of the Lattice Group plc investment to its fair market value as of the date of transfer. Otherwise, no major FUCO investments were made during the reporting period. National Grid Holdings One plc owns both National Grid Holdings Limited and Lattice Group plc, the reported FUCOs as of the prior reporting period ended March 31, 2004. As of that date, using a conversion ratio at that time of 1 GBP to 1.83 USD, National Grid Transco's aggregate investment, as defined in Rule 53, in FUCOs was GBP 8,998 million (USD 16,466 million).

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Reporting Requirement No. 7: A list showing the current "aggregate investment" under Rule 53, for each FUCO owned.

Response:

National Grid Transco holds all of its FUCO investments under one holding company, National Grid Holdings One plc ("NGH One"), which is a FUCO. NGH One owns Lattice Group plc and National Grid Holdings Limited, each a FUCO.

The current "aggregate investment" under Rule 53 for National Grid Holdings One plc as of September 30, 2004 was GBP 10,635 million (USD 19,143 million).

The current "aggregate investment" under Rule 53 for Lattice Group plc as of September 30, 2004 was GBP 7,593 million (USD 13,668 million).

The current "aggregate investment" under Rule 53 for National Grid Holdings Limited as of September 30, 2004 was GBP 2,537 million (USD 4,567 million).

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Reporting Requirement No. 8: The ratio of investment in FUCOs to National Grid Transco's total consolidated capitalization, the market to book ratio of National Grid Transco's common stock, and an analysis of the growth in consolidated retained earnings, segregating total earnings growth attributable to FUCO investments from that attributable to other businesses of National Grid Transco.

Response (in millions):

A.	The ratio of investment in FUCOs to National Grid Transco's total consolidated capitalization as of September 30, 2004 was 41%.
B.	The market to book ratio of National Grid Transco's common stock as of September 30, 2004 was 1.5.
C.
National Grid Transco's consolidated earnings under US GAAP for the reporting period were GBP 365 million (USD 657 million). This excludes other comprehensive income under US GAAP for the reporting period of GBP 76 million (USD 137 million). Consolidated earnings under US GAAP were reduced during the reporting period by dividends of GBP 365 million (USD 657 million).

National Grid Holdings One plc consolidated earnings under US GAAP as of September 30, 2004 were GBP 254 million (USD 458 million). There was no other comprehensive income under US GAAP for the reporting period. No dividends were paid by National Grid Holdings One plc to National Grid Transco during the reporting period.

As described in more detail in the half year results of National Grid Transco filed on Form 6K on November 18, 2004, SEC File No. 001-14958, National Grid Transco's consolidated earnings, under UK GAAP, for the six months ended September 30, 2004 before exceptional items and goodwill amortization were £296m ($533m), on revenues of £3,782m ($6,808m).

Underlying operating profit from UK electricity transmission was up £25m ($45m) (10%) at £283m ($509m) compared with £258m ($464m) last year. This primarily reflects the expected beneficial impact from the new connections charging reform ("Plugs") of £16m ($29m) and timing effects of transmission operator revenue which was under-collected last year (£14m - $25m), offset by £5m ($9m) of higher electricity pension charges.

Underlying operating profit from UK gas transmission was down £37m ($67m) (31%), although this primarily reflects a timing difference of £26m ($47m) in lower income from capacity auctions that will be recovered in the second half of the year. The remainder of the variance mainly reflects a one-off benefit in gas shrinkage costs in 2003/04 of £9m ($16m).

Underlying operating profit from UK gas distribution was £18m ($32m), compared with £38m ($68m) in the same period last year, primarily because the great majority (£52m - $94m) of the planned year-on-year increase in replacement expenditure ("Repex") was undertaken in the first half. This was only partially offset by an increase in formula income driven by increased underlying volumes and colder weather than last year.

Although colder than last year, the weather during the period was actually much warmer than normal and revenues would have been some (£30m - $54m) higher if seasonal normal temperatures had prevailed. Generally, the financial performance of this business is heavily weighted towards the second half, due to the seasonality of gas consumption.

The UK electricity and gas transmission business and the UK gas distribution business are both owned indirectly by National Grid Holdings One plc, which is a FUCO.

In the US, our transmission business delivered underlying operating profit of £65m ($117m), up 3% on last year on a constant currency basis.

The performance of our US electricity and gas distribution business has been particularly strong. Despite the impact of a cool summer, underlying operating profit (excluding stranded cost recovery) increased by £24m ($43m) (16%) in the period on a constant currency basis to £170m ($306m).

Weather adjusted US electricity distribution volume growth remains strong at 3% overall.

We have reduced our US distribution controllable costs by £25m ($45m) since last year, reflecting the effects of reductions in headcount and programs for the management of bad debt. US controllable costs (including transmission) are now 15% below their March 2002 level in real terms.

NGG Telecom Investment Limited completed the acquisition of Crown Castle UK on August 31, 2004. With one month's contribution from Crown Castle UK and improved performances at Gridcom's UK and US businesses, underlying operating profit in this business was £9m ($16m), up from £2m ($4m) last year.

Across our other activities (including joint ventures), underlying operating profit for the period was £91m ($164m), up from £75m ($135m) last year. This reflects particularly strong first half sales of property stock by SecondSite and the elimination of losses at Fulcrum Connections, partially offset by the expected impact of the new pricing structure of our contracts with gas suppliers within our Metering business.

Under US GAAP National Grid Transco revenues in the six months ended September 30, 2004 were £3,760m ($6,768m) and net income was £365m ($657m). Operating profit for UK electricity and gas transmission and UK gas distribution was £343m ($617m) and £72m ($130m).

A conversion rate of 1 GBP to 1.80 US Dollars has been used.

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Reporting Requirement No. 9: A statement of revenues and net income for each FUCO for the six months ending as of the end of the reporting period.

Response:

A.
The consolidated revenue under US GAAP for National Grid Holdings One plc for the six months ended September 30, 2004 was GBP 1,959 million (USD 3,527 million).

The consolidated revenue under US GAAP for National Grid Holdings Limited for the six months ended September 30, 2004 was GBP 702 million (USD 1,263 million).

The consolidated revenue under US GAAP for Lattice Group plc for the six months ended September 30, 2004 was GBP 1,259 million (USD 2,267 million).

B.
The consolidated net income under US GAAP for National Grid Holdings One plc for the six months ended September 30, 2004 was GBP 254 million (USD 458 million).

The consolidated net income under US GAAP for National Grid Holdings Limited for the six months ended September 30, 2004 was GBP 207 million (USD 373 million).

The consolidated net income under US GAAP for Lattice Group plc for the six months ended September 30, 2004 was GBP 45 million (USD 82 million).

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Reporting Requirement No. 10: A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

Response:

Issuing Company	Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	GBP Balance at 09/30/04	USD Balance at 09/30/04
National Grid (US) Holdings Ltd	National Grid Holdings Ltd	GBP 184,844	0%	On Demand	23,104,181	41,587,526
National Grid (US) Holdings Ltd	National Grid Transco	GBP 237,105,498	3 month GBP Libor + 0.5%	On Demand	269,778,656	485,601,581
National Grid (US) Holdings Ltd	National Grid Transco	GBP 24,692,775	3 month GBP Libor + 0.5%	On Demand	269,778,656	485,601,581

Note: The rates of Libor + 0.5% are directly comparable to National Grid Transco's own cost of external bank facilities of Libor + 0.425%.This rate has been adjusted slightly to reflect that the loans are to Intermediate Companies whose credit strength is less than the parent National Grid Transco.

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Reporting Requirement No. 11: The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposit or withdrawal balance by company participating in the money pool as of the end of the reporting period.

Response:

The table below lists short term debt issued by Utility Subsidiaries during the reporting period, with the exception of money pool borrowings which are reported on a net balance basis in the immediately following table.

Issuing Company	Acquiring Company	Initial Principal	Interest Rate	Installment Date	Term of Loan	GBP Balance at 09/30/04	USD Balance at 09/30/04
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings Inc.	2,500,000	1.77%	9/30/04	1 day	1,388,889	2,500,000

Net Money Pool Balances as of the End of the Reporting Period by Participating Company

Participating Company	Net Amount on Deposit	Net Amount of Borrowings
National Grid USA	386,575,000
Massachusetts Electric Company		217,975000
The Narragansett Electric Company		46,150,000
Granite State Electric Company	7,800,000
Nantucket Electric Company	2,550,000
New England Power Company	293,950,000
Niagara Mohawk Power Corporation		467,000,000
New England Hydro-Transmission Electric Co., Inc.		250,000
New England Hydro-Transmission Corporation		325,000
New England Electric Transmission Corporation		1,700,000
EUA Energy Investment	20,375,000
National Grid USA Service Company, Inc.	22,150,000
Total	733,400,000	733,400,000

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Reporting Requirement No. 12: A retained earnings analysis of each company in the National Grid USA Group, detailing Gross Earnings (as that term is defined in the Commission's Order dated March 15, 2000, Holding Co. Act Release No. 27154) or income available for dividends, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

Response:

Please see Exhibit A-1 attached hereto.

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Reporting Requirement No. 13: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid Transco, National Grid Holdings One plc ("NGH One"), each Intermediate Company, and each Utility Subsidiary.

Response:

For National Grid Transco, NGH One, and each Intermediate Company, please see Exhibit A-2 attached hereto.

For the Utility Subsidiaries, please see Exhibit A-3 attached hereto.

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Reporting Requirement No. 14: A list of borrowings by National Grid USA Group companies from associated FUCOs, indicating at least three other sources of funds (with rates and terms) and demonstrating how the Best Rate Method was applied to such borrowings.

Response:

There were no borrowings by National Grid USA Group companies from associated FUCOs during the reporting period.

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Reporting Requirement No. 15: If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, National Grid Transco will provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

Response:

No subsidiaries of National Grid Transco are considered VIE's as the term is used in FASB interpretation 46R.

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Reporting Requirement No. 16: If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

Response:

No subsidiaries of National Grid Transco are considered VIE's as the term is used in FASB interpretation 46R.

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Reporting Requirement No. 17: A list of U-6B-2 forms filed with the Commission during the reporting period, including the name of the filing entity and the date of filing.
Response:

The following U-6B-2 was filed with the Commission during the reporting period:

Niagara Mohawk Power Corporation filing on Form U-6B-2 dated June 1, 2004 in connection with refinancing of not exceeding $115,705,000 of long-term tax exempt debt through the New York State Energy Research and Development Authority.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No 70-10236) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID TRANSCO PLC

By:       s/ John G. Cochrane
         John G. Cochrane
         Authorized Representative

Date: November 24, 2004

EXHIBIT INDEX

Exhibit	Description	Page

Exhibit A-1	Retained Earnings analysis for National Grid USA Group	Filed herewith
Exhibit A-2	National Grid Transco, NGH One, and Intermediate Company Capitalization Table	Filed herewith
Exhibit A-3	Capital Structure of Utility Subsidiaries	Filed herewith

Exhibit A-1

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD APRIL 1, 2004 THROUGH SEPTEMBER 30, 2004
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2004
($MM)

	Massachusetts Electric Company	The Narragansett Electric Company	Granite State Electric Company	Nantucket Electric Company	Niagara Mohawk Power Corporation	New England Power Company[3]	New England Hydro Transmission-Electric Co., Inc.	New England Hydro Transmission Corporation	New England Hydro Finance Company, Inc.

Retained Earnings (Deficit) - Beginning of Period	203.7	137.1	12.0	2.6	221.0	209.3	0.2	0.3	-
Net Income (Loss)	37.0	42.0	1.8	0.4	91.0	34.1	2.3	1.3	-
Gross Retained Earnings (Deficit)	240.7	179.1	13.8	3.0	312.0	243.4	2.5	1.6	-

Dividends Paid on Preferred Stock	0.1	0.1	-	-	1.7	-	-	-	-
Dividends Paid on Common Stock	-	-	-	0.3	-	-	2.1	0.7
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	0.1	-
Retained Earnings Adjustment	-	-	-	-			-	-	-
Retained Earnings (Deficit) - End of Period	240.6	179.0	13.8	2.7	310.3	243.4	0.4	0.8	-

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	0.3	-	-	2.1	0.7	-
Out of Capital Surplus	-	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	0.3	-	-	2.1	0.7	-

Common Stock	60.0	56.6	6.0	-	187.4	72.4	1.9	-	-
Premium on Common Stock	-	-	-	-	-	-	8.4	4.2	-
Other Paid-In Capital	1,509.0	805.6	40.0	22.5	2,929.5	732.0	16.3	11.4	-
Unappropriated Retained Earnings (Deficit)	240.6	179.0	13.8	2.7	310.3	243.4	0.4	0.8	-
Other Comprehensive Income	(123.7)	(54.1)	(4.7)	(1.2)	(0.6)	0.1	-	-	-
Total Common Equity	1,685.9	987.1	55.1	24.0	3,426.6	1,047.9	27.0	16.4	-

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD APRIL 1, 2004 THROUGH SEPTEMBER 30, 2004
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2004
($MM)

	New England Electric Transmission Corporation	National Grid USA (Parent)	Niagara Mohawk Holdings, Inc.	Opinac North America, Inc.	Opinac Energy, Inc.	NM Receivables Corp. II	NM Receivables, LLC	NM Properties, Inc.[2]

Retained Earnings - Beginning of Period	0.2	648.3	167.2	0.4	-	-	-	-
Net Income (Loss)	0.4	223.8	94.3	-	-	-	-	-
Gross Retained Earnings	0.6	872.1	261.5	0.4	-	-	-	-

Dividends Paid on Preferred Stock	-	2.0	-	-	-	-	-	-
Dividends Paid on Common Stock	0.2	-	-	-	-	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	0.2	-	-	-	-	-	-	-
Retained Earnings - End of Period	0.2	870.1	261.5	0.4	-	-	-	-

Dividends Paid on Common Stock
Out of Retained Earnings	0.2	-	-	-	-	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	0.2	-	-	-	-	-	-	-

Common Stock	-	-	1.9	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	0.1	7,099.0	3,146.1	13.4	-	-	-	-
Unappropriated Retained Earnings	0.2	870.1	261.5	0.4	-	-	-	-
Treasury Stock, At Cost	-	-	-	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-	-	-	-
Other Comprehensive Income	-	(181.5)	-	-	-	-	-	-
Translation Adjustment	-	-	-	-	-	-	-	-
Total Common Equity	0.3	7,787.6	3,409.5	13.8	-	-	-	-

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD APRIL 1, 2004 THROUGH SEPTEMBER 30, 2004
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2004
($MM)

	EUA Energy Investment Corp.	Metrowest Realty, LLC	Wayfinder Group, Inc.	NEES Communications, Inc.	National Grid Communications, Inc.	GridAmerica Holdings, Inc	GridAmerica LLC	NEES Energy, Inc.

Retained Earnings - Beginning of Period	3.8	3.8	0.9	(19.6)	(1.1)	1.1	1.0	-
Net Income (Loss)	0.1	0.5	-	1.7	(0.1)	1.7	1.1	(0.1)
Gross Retained Earnings	3.9	4.3	0.9	(17.9)	(1.2)	2.8	2.1	(0.1)

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	1.0	1.0	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	0.1	-	-	0.1	0.3	-	-	-
Retained Earnings - End of Period	3.8	4.3	0.9	(17.8)	(1.5)	1.8	1.1	(0.1)

Dividends Paid on Common Stock
Out of Retained Earnings		-	-	-	-	2.0	1.0	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	2.0	1.0	-

Common Stock	-	-	-	-	-	0.2	0.2	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	15.6	2.1	(5.4)	125.2	-	-	-	(6.5)
Unappropriated Retained Earnings	3.8	4.3	0.9	(17.8)	(1.5)	1.8	1.1	(0.1)
Treasury Stock, At Cost	-	-	-	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-	-	-	-
Other Comprehensive Income	-	-	-	-	-	-	-	-
Translation Adjustment	-	-	-	-	-	-	-	-
Total Common Equity	19.4	6.4	(4.5)	107.4	(1.5)	2.0	1.3	(6.6)

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD APRIL 1, 2004 THROUGH SEPTEMBER 30, 2004
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2004
($MM)

	Atlantic Western Consulting	National Grid USA Service Company, Inc.	National Grid Transmission Services Corporation	National Grid Communications Holdings, Inc.	National Grid USA CONSOLIDATED

Retained Earnings - Beginning of Period	0.1	0.6	(0.2)	-	648.3
Net Income (Loss)	0.1	0.5	-	-	223.8
Gross Retained Earnings	0.2	1.1	(0.2)	-	872.1

Dividends Paid on Preferred Stock	-	-	-	-	2.0
Dividends Paid on Common Stock	-	0.5	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-
Retained Earnings Adjustment	-	(0.1)	-	-	-
Retained Earnings - End of Period	0.2	0.7	(0.2)	-	870.1

Dividends Paid on Common Stock
Out of Retained Earnings	-	0.5	-	-	-
Out of Capital Surplus	-	-	-	-	-
Out of Capital	-	-	-	-	-
Total Dividends Paid on Common Stock	-	0.5	-	-	-

Common Stock	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-
Other Paid-In Capital	2.2	10.7	-	-	7,099.0
Unappropriated Retained Earnings	0.2	0.7	(0.2)	-	870.1
Treasury Stock, At Cost	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-
Other Comprehensive Income	-	2.8	-	-	(181.5)
Translation Adjustment	-	-	-	-	-
Total Common Equity	2.4	14.2	(0.2)	-	7,787.6

Note:
1Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than .02% of the total net income of National Grid USA Consolidated.
2 NM Properties, Inc. and its subsidiaries are currently seeking to divest the real estate held by it and its subsidiaries, and dissolve such subsidiaries where appropriate, as described in Post-Effective Amendment No. 3 to an Application/Declaration on Form U-1 in file number 70-9849.
3 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., and Yankee Atomic Electric Co.

Exhibit A-2

NATIONAL GRID TRANSCO, NGH ONE, AND INTERMEDIATE COMPANY
CAPITALIZATION TABLE
AT SEPTEMBER 30, 2004

	National Grid Transco plc (consolidated)		National Grid Holdings One plc (consolidated)		National Grid Holdings Inc		National Grid (US) Investments 4		National Grid (US) Holdings Limited
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%

Common stockholders' funds	17,855.1	38.3	19,361.6	49.0	3,952.8	50.3	1,792.0	20.9	1,110.8	67.8
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short - term debt	5,939.5	12.8	4,119.5	10.4	3,904.2	49.7	6,793.9	79.1	527.2	32.2
Long - term debt	22,672.1	48.7	16,039.8	40.6	-	-			-	-
Equity minority interests	21.0	0.0	(0.2)	-	-	-			-	-
Preference stock issued by subsidiaries	76.6	0.2	-	-	-	-			-	-
Total capitalization	46,564.3	100.0	39,520.7	100.0	7,857.0	100.0	8,585.9	100.0	1,638.0	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership
	$MM	%	$MM	%	$MM	%

Common stockholders' funds	4,105.5	100.0	41.5	100.0	4,141.9	100.0
Preferred stockholders' funds	-	-	-	-	-	-
Short - term debt	0.1	-	-	-	0.1	-
Long - term debt	-	-	-	-	-	-
Equity minority interests	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-
Total capitalization	4,105.6	100.0	41.5	100.0	4,142.0	100.0

Notes:

1. The above table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends and other intercompany balances not designated as debt.
2. Except where stated as consolidated, the numbers presented above are on the basis of equity accounting for investments held in subsidiary undertakings.

Exhibit A-3

CAPITAL STRUCTURE OF UTILITY SUBSIDIARIES
AT SEPTEMBER 30, 2004

	National Grid USA Consolidated[1]		Massachusetts Electric Company		The Narragansett Electric Company		Granite State Electric Company		Nantucket Electric Company
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)

Short-term debt	1,152.9	8.8	267.0	12.4	56.2	5.1	-	-	1.5	3.4
Long-term debt	4,100.9	31.2	188.3	8.8	49.7	4.5	15.0	21.4	18.7	42.3
Preferred stock	77.6	0.6	4.7	0.2	5.3	0.5	-	-	-	-
Minority interest	19.3	0.1	-	-	-	-	-	-	-	-
Common stock equity	7,787.6	59.3	1,685.9	78.6	987.1	89.9	55.1	78.6	24.0	54.3
Total	13,138.3	100.0	2,145.9	100.0	1,098.3	100.0	70.1	100.0	44.2	100.0

	New England Power Company[2]		New England Hydro Transmission-Electric Co., Inc.		New England Hydro Transmission Corporation		New England Electric Transmission Corporation		Niagara Mohawk Power Corporation
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)

Short-term debt	-	-	4.6	6.9	2.9	7.3	1.7	85.0	877.2	11.3
Long-term debt	410.3	28.1	34.9	52.5	20.6	51.6	-	-	3,363.8	43.5
Preferred stock	1.2	0.1	-	-	-	-	-	-	66.3	0.9
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,047.9	71.8	27.0	40.6	16.4	41.1	0.3	15.0	3,426.6	44.3
Total	1,459.4	100.0	66.5	100.0	39.9	100.0	2.0	100.0	7,733.9	100.0

1 National Grid USA is not a Utility Subsidiary, but is provided as additional information.
2 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., and Yankee Atomic Electric Company.

[1] The reporting requirements contained in the September 2004 Order replaced the reporting requirements imposed in the Commission's Order dated January 16, 2002, Holding Company Act Release No. 27490 (the "January 2002 Order") and in the Commission's Order dated October 16, 2002, Holding Company Act Release No. 27577 (the "October 2002 Order")..